UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF EXHIBIT 99.1 (OTHER THAN THE FIFTH PARAGRAPH THEREOF) AND OF THE FIRST PARAGRAPH OF EXHIBIT 99.2 OF THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K of Ellomay Capital Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1
Press Release: “Ellomay Capital Ltd. Expends Its Investments in the Spanish Photovoltaic Sector; Executed a Binding LOI to Acquire 5.6 MWp PV Plants in Spain; The Transaction will Triple the Company’s Operating Assets in Spain,” dated May 28, 2014

99.2	Press Release: “Ellomay Capital Ltd. Added To Stock Index,” dated May 29, 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Kalia Weintraub
Kalia Weintraub
Chief Financial Officer

Dated: June 2, 2014